Tabcorp

RECEIVED
2006 OCT -3 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 September 2006

06017262

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

SUPPL

DIVIDEND REINVESTMENT PLAN

Tabcorp Holdings Limited (***Company***) announces that participants in the Company's Dividend Reinvestment Plan (***DRP***) will be allocated ordinary shares in the Company (***shares***) at a price of $15.22 per share on the dividend payment date, which is 9 October 2006.

In accordance with Tabcorp's DRP Rules, this price represents the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Company shares sold in the ordinary course of trading on the Australian Stock Exchange Limited automated trading system from 6 September 2006 to 19 September 2006 inclusive, being the ten trading day period starting on (and including) the second business day after the record date in respect of the final dividend and ending on (and including) the eleventh business day after that record date.

Information relating to the Company's DRP is available on Tabcorp's website under the Investor Centre at **www.tabcorp.com.au**.

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

dlw 10/3

Tabcorp
the bigger better game

RECEIVED
2006 OCT -3 A 11: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

22 September 2006

Tabcorp announces extension of contract of Managing Director and CEO

Tabcorp has extended Matthew Slatter's appointment as the Company's Managing Director and Chief Executive Officer.

Mr Slatter's current fixed term five-year contract as Managing Director and Chief Executive Officer was to end in October 2007. However the contract has now been varied to a continuous agreement, terminable on 12 months' notice by the Company or on six months' notice by Mr Slatter.

Tabcorp Chairman Michael Robinson AO said the Company wanted to ensure Mr Slatter's tenure extended beyond the expiry date of the fixed-term contract and that the Board was pleased to confirm Mr Slatter's continued leadership of Tabcorp.

A summary of the key terms and conditions of Mr Slatter's employment agreement is attached.

For more information, please contact:
Nicholas Tzaferis
Media Relations Manager, Tabcorp
Tel: (03) 9868 2529

Summary of employment agreement between

Mr Matthew Slatter, Managing Director and Chief Executive Officer,

and Tabcorp Holdings Limited (the Company)

September 2006

Matthew Slatter, Tabcorp's Managing Director and Chief Executive Officer, is employed under a five-year fixed term employment agreement. The agreement has been extended, with new arrangements to take effect on 7 October 2006.

Mr Slatter's remuneration package is set out in the employment agreement. In determining Mr Slatter's remuneration package, the Board obtained independent professional advice regarding market conditions and industry best practice for organisations that are comparable to Tabcorp in size, complexity and geographic spread, and where possible, in similar industries. The Board considers that Mr Slatter's remuneration arrangements reflect the scope and responsibilities of his role and his level of knowledge, skills and experience, and reflects the market median for companies similar to Tabcorp.

The material terms of his renewed employment agreement are set out as follows.

Under the extended employment agreement, Mr Slatter retains all rights to acquire options granted to him under the previous arrangements of the employment agreement.

1. Components of remuneration

The total remuneration package for Mr Slatter is comprised of a fixed component and a variable component. The Board views the at-risk (variable) or performance related component as an essential driver of Tabcorp's performance culture. External benchmarks have been considered to determine the mix between fixed remuneration and at risk remuneration. The total remuneration package is delivered through a mix of short term and long term incentive arrangements, using a combination of cash, Performance Options and Share Rights.

2. Fixed remuneration

From 7 October 2006, Mr Slatter will receive total fixed remuneration of $1,500,000 per annum.

This fixed component comprises salary, superannuation, benefits, any statutory amount required by applicable legislation, fringe benefits tax and any other cost to Tabcorp in providing the compensation and benefits.

Benefits may include the provision of a motor vehicle through a novated lease arrangement, and car parking.

Fixed remuneration includes the minimum superannuation contribution paid by Tabcorp as required by law. Mr Slatter may elect to salary sacrifice additional superannuation contributions out of his fixed remuneration.

3. Short term incentive

Mr Slatter will be entitled to participate in the Tabcorp Short Term Performance Plan (STPP) pursuant to which he will be eligible to receive a short term performance award based on his individual performance and the Company's performance over the annual performance review period.

The short term performance award may comprise a cash amount of up to 1.68 times Mr Slatter's fixed remuneration.

The short term incentive will be delivered in cash, unless Mr Slatter elects to voluntarily salary sacrifice the short term incentive to superannuation or into Deferred Shares in accordance with the Tabcorp Deferred Share Plan.

Further details relating to the STPP are contained in Tabcorp's Concise Annual Report.

4. Long term incentive

Subject to obtaining the necessary shareholder approval, Mr Slatter will be entitled to receive a maximum of 2,459,016 Performance Options. In accordance with the Australian Stock Exchange ("ASX") Listing Rules, shareholder approval will be sought for the grant of these Performance Options to Mr Slatter. These Performance Options are to be issued under the Tabcorp Long Term Performance Plan (LTPP).

The number of Performance Options has been independently determined using a Binomial model.

The LTPP is designed to foster long term alignment of Mr Slatter's individual performance and Tabcorp Group performance with the objective of providing a satisfactory return to shareholders.

The Performance Options may vest over a 3 to 5 year period after 7 October 2006 (the "Test Period"), subject to the satisfaction of applicable performance hurdles. If the performance hurdles have not been met by the end of the Test Period, the Performance Options will lapse, though the Board does have power under the Long Term Performance Plan to waive vesting conditions.

The performance hurdles which will apply in respect of the grant of the Performance Options to Mr Slatter are relative total shareholder return (the "Total Shareholder Return Hurdle") and earnings per share ("EPS") growth (the "EPS Growth Hurdle"). Whether the applicable performance hurdle has been met for the Performance Options will be determined on the Test Dates during the Test Period. Test Dates will occur at six monthly intervals during the Test Period.

The Total Shareholder Return Hurdle will apply in respect of 1,229,508 Performance Options (the "TSR Hurdle Performance Options"), and the EPS Growth Hurdle will apply to the remaining 1,229,508 Performance Options (the "EPS Hurdle Performance Options"). However, any out-performance at a Test Date under the EPS Growth Hurdle will enable up to 50% of the TSR Hurdle Performance Options to vest, provided that the maximum number of Performance Options that can vest is 2,459,016.

If approved by shareholders at the Annual General Meeting, it is proposed that the Performance Options will be issued as soon as possible after the Annual General Meeting, and Mr Slatter will not be entitled to a further offer of Performance Options prior to 30 June 2009.

No amount is payable by Mr Slatter on the grant of the Performance Options. If the applicable performance hurdles are met, and Mr Slatter wishes to exercise his Performance Options, he must pay the exercise price. The exercise price will be the volume weighted average price of Tabcorp ordinary shares on the ASX over the five trading days immediately after 30 September 2006.

Performance Options that have not vested after the end of the Test Period will lapse.

Performance Options that have vested during the Test Period will be exercisable until 7 October 2013 (subject to the position set out in section 7 in relation to termination of employment). Following this time, any vested Performance Options that remain unexercised will lapse.

For further information on the LTPP, refer to Tabcorp's Concise Annual Report.

Further details of the Performance Options will be made available in the notice of meeting and explanatory memorandum for Tabcorp's upcoming Annual General Meeting, which will be announced to the ASX.

5. Other benefits

In addition to fixed and variable remuneration components, Mr Slatter may receive non monetary benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and motor vehicle expenses.

Mr Slatter is provided with a low interest loan, which enabled him to acquire shares in the Company pursuant to an issue made under the Tabcorp Senior Executive Long Term Incentive Plan. This Plan ceased being offered to executives in 2003.

The value of benefits will be reported as part of Mr Slatter's remuneration in Tabcorp's Concise Annual Report.

6. Review of remuneration

The Board Remuneration Committee reviews the Company's remuneration policies, practices, and the remuneration levels of the Board and senior executives, including Mr Slatter, at least annually. The Board Remuneration Committee receives independent advice to assist in exercising its responsibilities.

7. Term and termination

The renewed employment agreement takes effect from 7 October 2006 and will continue until it is terminated by either party.

Mr Slatter may terminate the agreement by giving the Company not less than 6 months' written notice.

The Company may terminate the agreement at any time:

a) by payment of 12 months' fixed remuneration plus short term incentive (calculated on the basis that target levels of performance are achieved) accrued to the date of termination;

(b) by three months' notice to Mr Slatter, if Mr Slatter is unable by reason of illness or incapacity (mental or physical) to perform the duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of the notice. Unless the Company in its absolute discretion withdraws a notice, that notice remains in effect even if before the end of the three month notice period Mr Slatter is able to recommence performing the duties; or

(c) by summary notice to Mr Slatter in certain circumstances.

Upon termination of employment which is initiated by Mr Slatter, all unvested Performance Options will lapse immediately. Upon termination of employment which is initiated by the Company, all unvested Performance Options, other than the number determined below, will lapse immediately (except in the case of termination for serious misconduct in which case all vested, but not exercised, and all unvested Performance Options will lapse immediately). The number of unvested Performance Options which will not lapse in the case where termination is initiated by the Company (other than for serious misconduct) is a pro rata entitlement of Performance Options based on the number of days of Mr Slatter's service between 7 October 2006 and the termination date (provided that this may not exceed 2,459,016 Performance Options) and deducting the number of Performance Options which have vested as at the termination date. The unvested Performance Options (if any) which do not lapse following the termination of Mr Slatter's employment will be capable of vesting upon the satisfaction of performance hurdles. If any such unvested Performance Options vest subsequent to the termination of Mr Slatter's employment, they must be exercised by Mr Slatter within 90 days after the date of vesting, following which they will lapse.

In all circumstances of termination of employment (other than for serious misconduct), all Performance Options that have vested at the date of termination will be exercisable by Mr Slatter for a period of 90 days following termination of employment, following which they will lapse.

8. Future employment

If Mr Slatter's employment with Tabcorp ceases for any reason he must not engage in any business that is the same as, or substantially similar to, or in competition with any business conducted by the Tabcorp Group for one year within the Commonwealth of Australia, except:

(d) as a representative of the Company or of any Tabcorp Group company;

(e) with the consent in writing of the Board; or

(f) with authority given by a resolution of the Company in general meeting.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit

Details of all shares bought back

2	Number of shares bought back	51,595
3	Total consideration paid or payable for the shares	$786,656.04
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $15.30 date: 25 September 2006 lowest price: $15.20 date: 22 September 2006

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ..26 September 2006............
(~~Director~~/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit
2	Date Appendix 3C was given to ASX	7 September 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,798	25,797
4	Total consideration paid or payable for the shares	$392,542.37	$394,113.67

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $15.23 date: 22 September 2006 lowest price paid: $15.20 date: 22 September 2006	highest price paid: $15.30 lowest price paid: $15.23 highest price allowed under rule 7.33: $16.02

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ..26 September 2006............
(~~Director~~/Company secretary)

Print name: Kerry Willcock

== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit
2	Date Appendix 3C was given to ASX	7 September 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Nil	25,798
4	Total consideration paid or payable for the shares	Nil	$392,542.37

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: Not applicable lowest price paid: date: Not applicable	highest price paid: $15.23 lowest price paid: $15.20 highest price allowed under rule 7.33: $16.02

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	25,797

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ..25 September 2006............
(~~Director~~/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.